UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), pursuant to and for the purposes of Article 157, paragraph 4, of Law No. 6,404/1976, and CVM Resolution No. 44/2021, hereby informs its shareholders and the market in general that, at a meeting held late yesterday, the Company’s Board of Directors appointed Mr. Rodrigo Rossi Monari to the position of the Company’s Chief Financial and Investor Relations Officer, for a term of office commencing on April 2, 2026, and ending on the date of the first meeting of the Board of Directors to be held after the Annual General Meeting of 2028, in replacement of Mr. David Melcon Sanchez-Friera, who will no longer serve as the Company's Chief Financial and Investor Relations Officer as of April 2, 2026 due to the assumption of new responsibilities as Chief Financial Officer at VMED O2 UK Limited (Virgin Media O2 UK), a joint venture between Telefónica, S.A. and Liberty Global, in the United Kingdom.

The Board of Directors ratified its highest esteem and distinguished consideration to Mr. David Melcon Sanchez-Friera, in recognition of his significant contributions and dedication throughout the period in which he served the Company, which will last up to the end of the day of April 1 2026, and wishes every success to the Company's new Chief Financial and Investor Relations Officer, Mr. Rodrigo Rossi Monari.

São Paulo, March 27, 2026.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

E-mail: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 27, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director